SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                            ELECTRIC LIGHTWAVE, INC.
                       (NAME OF SUBJECT COMPANY) (ISSUER)

                              ELI ACQUISITION, INC.
                        (NAME OF FILING PERSON) (OFFEROR)

                         CITIZENS COMMUNICATIONS COMPANY
                        (NAME OF FILING PERSON) (OFFEROR)

                COMMON STOCK, CLASS A, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 CUSIP 284895109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  JERRY ELLIOTT
                         CITIZENS COMMUNICATIONS COMPANY
                                3 HIGH RIDGE PARK
                          STAMFORD, CONNECTICUT, 06905
                                 (203) 614-5600

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                 WITH A COPY TO:

                              DAVID KROENLEIN, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700

                                 ---------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1):   $8,098,059   Amount of Filing Fee(2): $745

(1) For purposes of calculating fee only. This calculation assumes the purchase of 11,568,656 shares of Class A common stock, par value $.01 per share (the "Shares"), of Electric Lightwave, Inc., at a purchase price of $0.70 per Share, net to the seller in cash. Such number of Shares assumes (i) 7,843,452 Shares outstanding (excluding Shares already held by Citizens Communications Company and its subsidiaries) as of March 31, 2002 and (ii) the exercise of up to 3,725,204 options to purchase Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, and Fee
     Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

/X/  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:       $745
     Form or Registration No.:   005-52625
     Filing Party:    Citizens Communications Company and ELI Acquisition, Inc.
     Date Filed:     May 20, 2002

// Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

         / /  third-party tender offer subject to Rule 14d-1.
         /X/  issuer tender offer subject to Rule 13e-4.

         /X/  going-private transaction subject to Rule 13e-3.
         / /  amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ELI Acquisition, Inc., a Delaware corporation (the "Purchaser") and Citizens Communications Company ("Citizens"), a Delaware corporation, amend and supplement their Tender Offer Statement on Schedule TO and Schedule 13E-3, initially filed on May 20, 2002 (the "Schedule TO"), with respect to the Purchaser's offer to purchase all of the issued and outstanding shares of Class A common stock of Electric Lightwave, Inc. that Citizens and its subsibiaries do not currently own, as set forth in this Amendment No. 1. Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Schedule TO.

ITEMS 1 THROUGH 9, 11 AND 13.

Items 1-9, 11 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

(1) The first paragraph after the first bullet point of the section of the Offer to Purchase entitled "Reasons for the Offer and the Merger--Benefits and Detriments to ELI of the Offer Followed by the Merger" is hereby amended and restated in its entirety as follows:

          the enterprise value of ELI and ELI's implied equity of zero, as indicated in the report of Salomon Smith Barney, which the board of directors of Citizens determined demonstrated ELI's current weakened financial position and further signaled the dilutive effect that future necessary investment from Citizens would have on the minority stockholders of ELI;

(2) The section of the Offer to Purchase entitled "Reasons for the Offer and the Merger--Benefits and Detriments to ELI of the Offer Followed by the Merger" is hereby amended to add the following paragraph immediately after the sixth bullet point of such section:

          The board of directors of Citizens further considered that, in as much as the above factors serve to the benefit or detriment of ELI, such factors similarly affect Citizens given the planned ownership position of Citizens in ELI upon consummation of the Merger.

(3) The first two paragraphs of the section of the Offer to Purchase entitled "Position of Citizens as to Fairness of the Offer and the Merger" is hereby amended and restated in its entirety as follows:

          Because Citizens currently owns a majority of the Shares, Citizens and the Purchaser are deemed "affiliates" of ELI under Rule 12b-2 of the Exchange Act. Accordingly, in compliance with Rule 13e-3 under the Exchange Act, the board of directors of Citizens has considered the fairness of the Offer and the Merger to ELI's public stockholders other than Citizens and its subsidiaries.

          DETERMINATION OF THE BOARD OF DIRECTORS OF CITIZENS. In authorizing the Offer and the Merger, the board of directors of Citizens determined that the Offer and the Merger are fair to ELI's public stockholders other than Citizens and its subsidiaries. In reaching its determination, the board of directors of Citizens considered the factors set forth below in this section, which constitute all of the material factors considered by the board of directors in making its determination. The board of directors of Citizens determined that each of the following factors supported its belief that the Offer and the Merger are fair to ELI's public stockholders other than Citizens and its subsidiaries:


(4) The first sentence in the paragraph entitled "Procedural Fairness" of the section of the Offer to Purchase entitled "Position of Citizens as to Fairness of the Offer and the Merger" is hereby amended and restated in its entirety as follows:

          The board of directors of Citizens also determined that the Offer and the Merger are procedurally fair to ELI's public stockholders other than Citizens and its subsidiaries.

(5) The paragraph entitled "Conclusions of the Board of Directors" of the section of the Offer to Purchase entitled "Position of Citizens as to Fairness of the Offer and the Merger" is hereby amended and restated in its entirety as follows:

          CONCLUSIONS OF THE BOARD OF DIRECTORS. Citizens' board of directors concluded that, given the failed efforts to refinance ELI's $110 million obligation under ELI's lease, the recent performance of the Shares prior to the announcement of Citizens' intention to take ELI private, ELI's inability to raise capital to meet its operating costs and capital requirements, the uncertainties surrounding ELI's future prospects, the state of the CLEC industry, the limited trading market for the Shares and the negative valuation of ELI's shareholder equity, the Offer and the Merger were fair to ELI's public stockholders other than Citizens and its subsidiaries. In determining that the Offer and the Merger were fair to ELI's public stockholders other than Citizens and its subsidiaries, the board of directors of Citizens considered the above factors as a whole and did not assign specific or relative weights to them, other than that the Offer Price of $0.70 per Share in cash was considered the most important factor.


(6) The paragraph entitled "Financial Analysis" of the section of the Offer to Purchase entitled "Position of Citizens as to Fairness of the Offer and the Merger--Determination of the Board of Directors of Citizens" is hereby amended and restated in its entirety as follows:

          FINANCIAL ANALYSIS. In considering the fairness of the Offer and the Merger from a financial point of view to ELI's public stockholders, the board of directors of Citizens reviewed and relied in part upon the financial analyses undertaken by Salomon Smith Barney including analyses based upon comparisons of publicly traded CLECs and theoretical implied equity values, discounted cash flow and distressed company valuations. For a summary of the financial analysis provided by Salomon Smith Barney, see "--Summary of Report Of Salomon Smith Barney To The Board Of Directors Of Citizens." The board of directors of Citizens noted in particular that its conclusions regarding ELI's financial condition, ELI's inability to meet its operating costs and capital requirements, the uncertainty surrounding ELI's future prospects and the state of ELI's business operations were consistent with the findings in the report of Salomon Smith Barney. ELI's financially weakened condition and the ability in a going private transaction to switch the risks of ELI's future financial performance from ELI public stockholders (except Citizens and its affiliates) to Citizens prompted the board of directors of Citizens to conclude that the Offer and the Merger are fair to ELI's public stockholders (except Citizens and its affiliates) from a financial perspective.

(7) The lead-in to the first paragraph of the section of the Offer to Purchase entitled "Certain Conditions of the Offer" is hereby amended and restated in its entirety as follows:

          Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1 under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may amend or terminate the Offer if (1) the Minimum Condition has not been satisfied or (2) at any time on or after June 17, 2002 and prior to the expiration of the Offer, any of the following events shall occur:

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                           ELI ACQUISITION, INC.

                           By: /s/    Donald Armour
                               -----------------------------------------
                                Name: Donald Armour
                                Title:   Vice President and Secretary

                           CITIZENS COMMUNICATIONS COMPANY

                           By: /s/   Donald Armour
                               -----------------------------------------
                                Name: Donald Armour
                                Title:   Vice President, Finance & Treasurer


Date: June 12, 2002